Windstream Corporation

4001 Rodney Parham Road

Little Rock, Arkansas 72212

September 20, 2007

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Windstream Corporation
Form 10-K for Fiscal Year Ended December 31, 2006 filed March 1, 2007
Forms 10-Q for March 31, 2007 and June 30, 2007
File No. 1-32422

Dear Mr. Spirgel:

Reference is made to your letter, dated September 7, 2007, regarding comments by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K and Form 10-Qs. This letter repeats each of the comments in the Staff’s letter followed by responses prepared by management of Windstream Corporation (“Windstream” or the “Company”).

SEC Comment No. 1:

Please provide a section on trend analysis where you pull together the information regarding future USF revenues and other items discussed in Risk Factors, declining revenue from wirelines, loss of the directories after the split-off, providing your own services previously provided by Alltel after July, 17, 2006, other changes related to the spin off of your business by Alltel and subsequent merger into Valor, and other items mentioned in the filing to provide the reader with an understanding as to your financial outlook.

Windstream’s Response No. 1:

Instruction 3 to Section 303(a) of Regulation S-K “Management’s discussion and analysis of financial condition and results of operations” states that “the discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not necessarily to be indicative of future operating results or of future financial condition.” Windstream’s 2006 Form 10-K included disclosures of several such risks and transactions that could have a material impact on future operating results or financial condition. These include, but are not limited to, the Company’s spin off from Alltel Corporation (“Alltel”) and merger with Valor Communications Group, Inc. (“Valor”), the pending split off of the directory publishing business, increasing competition in the telecommunications industry, and regulatory uncertainty around the Universal Service Fund (“USF”). We respectfully submit that each of these significant uncertainties are highlighted in the risk factors we discuss in Item 1A (pages 16-20), and that relevant forward-looking comments are included where appropriate in both management’s discussion and analysis and the notes to the consolidated financial statements. The following are excerpts from the Financial Supplement of the 2006 Form 10-K that illustrate our attempts to provide a financial outlook specific to the above-mentioned events and transactions:

(page F-4) … “As part of this (publishing) agreement, Windstream agreed to forego future royalty payments from Windstream Yellow Pages on advertising revenues generated from its directories for the duration of the Publishing Agreement…”

(page F-11) … “the Company lost approximately 138,000 and 124,000 access lines during 2006 and 2005, respectively, primarily resulting from the effects of fixed line competition and wireless substitution, and the Company expects access lines to continue to be impacted by these effects in 2007. To slow the decline of revenue in 2007, we will continue to emphasize sales of enhanced services and bundling of our various product offerings…”

Mr. Larry Spirgel

United States Securities and Exchange Commission

(page F-12) … “Primarily due to expected increases in the national average cost per loop and our continued focus on controlling operating costs in our regulated business, we expect net federal and state USF receipts in 2007 to decline by approximately $15.0 million compared to 2006…”

(page F-13) … “Future growth in average revenue per customer per month will depend on our success in sustaining growth in sales of broadband and other enhanced services to new and existing customers…”

(page F-14) … “Selling, general, administrative and other expenses in 2006 were affected by the combination of a decline in intercompany allocations received from Alltel leading up to the merger, offset by a gradual increase in expenses associated with Windstream’s new corporate cost structure…”

(page F-14) … “Following the spin off and merger with Valor, Windstream no longer incurs this (royalty) charge as it discontinued the use of the Alltel brand name following a brief transitional branding period…”

(page F-47) … “Certain cost savings may result from the merger (with Valor); however, there can be no assurance that these cost savings will be achieved…”

In order to better highlight and summarize in one location the potential impacts in future periods of these risk factors and material non-recurring events and transactions, the Company proposes to add the following disclosures within management’s discussion and analysis of financial condition and results of operations in future filings until these material events no longer affect the comparability of reported results or financial condition in any period presented:

The following risk factors and material non-recurring events and transactions could cause the Company’s reported financial information to be not necessarily indicative of future operating results or future financial condition.

•

As discussed in detail below, the Company’s revenues and sales in future periods should be positively impacted by the addition of approximately 0.5 million customers through the acquisition of Valor in the third quarter of 2006.

•

Wireline revenues and sales are expected to continue to be impacted by future declines in access lines due to increasing competition in the telecommunications industry from cable television providers, wireless communications providers, and providers using other emerging technologies.

•

The Company is also exposed to regulatory uncertainty in state and federal Universal Service Fund (“USF”) programs. Pending regulatory proceedings, depending on their outcome, and increased receipts of USF monies by wireless carriers, could materially reduce the Company’s USF revenues.

•

Wireline revenues will also be reduced in future periods following the closing of the split off of the Company’s directory publishing business due to the elimination of royalty revenues received on sales of advertising in Windstream telephone directories. The Company has agreed to forego these royalty payments pursuant to the anticipated split off of the directory publishing business in the fourth quarter of 2007, for which the Company will receive approximately $525.0 million in up-front consideration. The split off of the publishing business will also result in the loss of directory publishing revenues, as discussed below in “Other Operations”.

•

Following the spin off from Alltel and merger with Valor, the Company’s cost structure could expand due to the absorption of Valor’s operating expenses and the shift from allocated corporate costs from Alltel prior to the spin off to the Company’s stand-alone corporate cost structure following the spin off and in future periods. The Company does expect to realize significant cost savings from the integration of the Valor operations in future periods, although there are no assurances these cost savings will be fully achieved.

•	The Company incurred significant non-recurring transaction-related expenses in 2006, as discussed further below in “Restructuring Charges and Other”.

Mr. Larry Spirgel

United States Securities and Exchange Commission

•

The Company recognized significant increases in interest expense following the spin off and merger pursuant to the issuance of debt used to finance the spin off from Alltel and merger with Valor, which are expected to continue to impact earnings in future periods.

The foregoing risk factors and material transactions, as well as other risks and events that could cause Windstream’s reported financial information to be not necessarily indicative of future operating results or financial condition, are discussed in more detail under “Risk Factors” in Item 1A of this report and in the notes to the consolidated financial statements in the Financial Supplement.

This proposed disclosure will be updated in future filings as necessary to reflect current facts and circumstances as of the date of the filing.

SEC Comment No. 2:

We note that you recognize interest differentials from interest rate swap agreements as adjustments to interest expense in the period they occur, with the differential paid or received as interest rates change accrued and recognized as an adjustment to interest expense. Tell us, and revise to disclose, more about your accounting for these swaps, such as how any hedge ineffectiveness and any changes to the fair value of the swaps are recognized.

Windstream’s Response No. 2:

As discussed in our summary of significant accounting policies in our most recent Form 10-K (page F-41), any ineffective portions of Windstream’s hedges are recognized in earnings in the current period. Changes in fair value of the effective portion of the interest rate swap agreements (for which all such agreements were entirely effective as of December 31, 2006) are recognized in other comprehensive income (loss) in the current period. Upon repaying a portion of Tranche B under the Company’s senior secured credit facilities (the hedged item) in 2007, one of the Company’s four interest rate swaps was no longer entirely effective. The immaterial changes in fair value related to the ineffectiveness were subsequently recognized in earnings.

In future filings, we propose to enhance the disclosures around the accounting treatment for our interest rate swap agreements to read substantially as proposed in our response to SEC Comment No. 3.

SEC Comment No. 3:

For each type of hedging relationship entered into during the periods presented, please tell us how you determined that they meet the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133 as applicable. Also, tell us the following information and revise your disclosure in future filings:

•	the nature and specific terms of the hedged item or transactions;
•	the nature and terms of the derivative instrument;
•	the specific documented risk being hedged;
•	the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis; and,
•	the quantitative measures you use to measure ineffectiveness.

Windstream’s Response No. 3:

In conjunction with the funding of its spin-off from Alltel and merger into Valor on July 17, 2006, the Company borrowed $2.4 billion under its variable rate senior secured credit facilities. Tranche A under these facilities has a five-year maturity and represents $500.0 million of borrowings, and Tranche B has a seven-year maturity and represents $1.9 billion of borrowings. The interest rate on both loans is based on the three-month LIBOR, and resets every three months. In order to mitigate the interest rate risk inherent in its variable rate senior secured credit facilities, the Company entered into four equal pay fixed, receive variable interest rate swap agreements with a total notional amount of $1.6 billion to hedge a portion of Tranche B. These interest rate swaps are structured to mirror the terms of Tranche B. Specifically, the variable component of the interest rate is based on the three-month LIBOR; interest rates reset quarterly on the same dates as do the variable rates in Tranche B; and both Tranche B and the interest rate swaps have a final maturity date of July 17, 2013.

Mr. Larry Spirgel

United States Securities and Exchange Commission

The Company has designated each of its four interest rate swap agreements as hedges of the cash flow variability risk inherent in its variable rate senior secured credit facilities. Paragraph 28 of SFAS No. 133 states that “an entity may designate a derivative instrument as hedging the exposure to cash flow variability risk, if at inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge.”

Upon inception of the interest rate swap agreements, Windstream documented the designation of each of the four interest rate swap agreements in sequence as hedges against the variability in the interest payments due to changes in the LIBOR benchmark interest rate on the first $1.6 billion of borrowings under Tranche B. The documented purpose of the hedges is to protect against interest rate fluctuations and increase the predictability of Windstream’s future cash interest obligations. It is the Company’s current policy to fix a significant portion of the interest obligations under its debt portfolio such that no more than twenty-five percent of total debt outstanding is subject to variable rates. These interest rate swaps reduced the variable rate portion of Windstream’s debt portfolio from approximately forty-five percent to approximately fifteen percent of total borrowings at that time.

Paragraph 28 of SFAS No. 133 also requires an expectation that the hedging relationship will be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Given the matched terms of the hedges (the interest rate swap agreements) and the hedged item (Tranche B), as discussed above, it was expected that the hedges would be highly effective in achieving offsetting cash flows. The Company formally assesses and documents this effectiveness quarterly. This assessment is detailed below in our response to SEC Comment No. 4.

As discussed above in our response to SEC Comment No. 2, we will enhance the disclosures of our accounting for interest rate swaps in future filings to read substantially as follows:

In order to mitigate the interest rate risk inherent in its variable rate senior secured credit facilities, the Company entered into four identical pay fixed, receive variable interest rate swap agreements totaling $1.6 billion in notional value. The four interest rate swap agreements amortize quarterly to a notional value of $906.3 million at maturity on July 17, 2013, and have an unamortized notional value of $1,562.5 million at December 31, 2006. The weighted average fixed rate paid by Windstream is 5.604 percent, and the variable rate received by Windstream is the three-month LIBOR (London-Interbank Offered Rate), which was 5.37 percent at December 31, 2006, and resets on the seventeenth day of each quarter. The Company’s interest rate swap agreements are designated as cash flow hedges of the interest rate risk created by the variable interest rate paid on Tranche B of the senior secured credit facilities, which matures on July 17, 2013. The variable interest rate paid on Tranche B is based on the three-month LIBOR, and it also resets on the seventeenth day of each quarter.

Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, provides guidance on accounting for derivatives, including interest rate swaps. In addition, SFAS No. 133 governs when a derivative or other financial instrument can be designated as a hedge, and requires recognition of all derivative instruments at fair value. Accounting for the changes in fair value depends on whether the derivative has been designated as, qualifies as and is effective as a hedge. Changes in fair value of the effective portions of hedges should be recorded as a component of other comprehensive income in the current period. Changes in fair values of the derivative instruments not qualifying as hedges or any ineffective portion of hedges should be recognized in earnings in the current period. The effectiveness of the Company’s cash flow hedges is assessed each quarter using the “Change in Variable Cash Flow Method”, or Method 1, described in Derivatives Implementation Group (“DIG”) Issue No. G7, “Cash Flow Hedges: Measuring the Ineffectiveness of a Cash Flow hedge under Paragraph 30(b) When the Shortcut Method Is Not Applied”. Method 1 utilizes the matched terms principle of measuring effectiveness, and requires the floating-rate leg of the swap and the hedged variable cash flows of the asset or liability to be based on the same interest rate index. It also requires the variable interest rates of both instruments to reset on the same dates. Furthermore, there should be no other differences in the terms of the hedge and the hedged item, and the likelihood of default by the interest rate swap counterparties must be assessed as being unlikely in order to conclude that there is no ineffectiveness in the hedging relationship. The Company performs and documents this assessment under Method 1 each quarter, and it concluded at December 31, 2006 that there was no ineffectiveness recognized in earnings in any of its four interest rate swap agreements.

Mr. Larry Spirgel

United States Securities and Exchange Commission

In accordance with SFAS No. 133, the Company recognizes all derivative instruments at fair value in the accompanying consolidated balance sheets as either assets or liabilities depending on the rights or obligations under the related contracts. The fair value of the unrealized holding loss on the Company’s interest rate swaps of $39.0 million is included in other liabilities in the accompanying consolidated balance sheet at December 31, 2006. Changes in the fair values of these derivative instruments, which totaled $23.6 million net of tax for the year ended December 31, 2006, were reported as a component of other comprehensive income (loss) in the current period and will be reclassified into earnings as the hedged transaction affects earnings. Net amounts due related to interest rate swap agreements are recorded as adjustments to interest expense in the consolidated statements of income when earned or payable.

This proposed disclosure will be updated in future filings as necessary to reflect current facts and circumstances as of the date of the filing.

SEC Comment No. 4:

Please tell us the nature of the hedging relationships for which you apply the short-cut method or matched terms approach for assuming no ineffectiveness. Tell us how you determined that the hedging relationship meets each of the conditions in paragraphs 68 or 65 of SFAS 133.

Windstream’s Response No. 4:

Paragraph 68 of SFAS No. 133 qualifies the use of the “shortcut method” to assume no ineffectiveness in a hedging relationship of interest rate risk involving a recognized interest-bearing asset or liability and an interest rate swap. An entity may assume no ineffectiveness only if the nine specific criteria listed in paragraph 68 are all met. Windstream evaluated these criteria and determined that its hedges did not qualify for the shortcut method as the hedged item (Tranche B of the Company’s senior secured credit facilities) is pre-payable. The fourth criterion listed in paragraph 68(d) states that “the interest-bearing asset or liability cannot be pre-payable.”

The Company instead uses the guidance under the “Change in Variable Cash Flows Method”, or Method 1, in DIG Issue No. G7 to periodically assess effectiveness. Under this method, the Company concluded that the changes in cash flows attributable to the risk being hedged were expected to be completely offset to the extent of the hedged amount by the hedging derivative, at inception of the hedging relationship and on an ongoing basis, because the critical terms of the hedging instrument and the hedged item were the same. Under DIG Issue No. G7, the four conditions that must be met in order to conclude that there is no ineffectiveness are as follows:

1)	“the floating-rate leg of the swap and the hedged variable cash flows of the asset or liability are based on the same interest rate index (for example, three-month LIBOR),
2)	the interest rate reset dates applicable to the floating-rate leg of the swap and to the hedged variable cash flows of the asset or liability are the same,
3)	the hedging relationship does not contain any other basis differences (for example, ineffectiveness could be created if the variable leg of the swap contains a cap and the floating-rate asset or liability does not), and
4)	the likelihood of the obligor not defaulting is assessed as being probable.”

Additionally, at inception of the hedge, the fair value of each swap was zero.

The Company designated each of its four derivatives in sequence as hedging the variability in the interest payments on the first $400 million of its variable rate debt, the variability in the interest payments on the next $400 million in excess of the first $400 million of its variable rate debt, the variability in the interest payments on the next $400 million of its variable rate debt in excess of the first $800 million of its variable rate debt, and the variability in the interest payments on the next $400 million of its variable rate debt, in excess of the first $1,200 million of its variable rate debt. As these derivatives hedge only $1.6 billion of

Mr. Larry Spirgel

United States Securities and Exchange Commission

the $1.9 billion of variable rate borrowings under Tranche B of the Company’s senior secured credit facilities, these designations were intended to be clear as to which cash flows on the debt are hedged or not hedged. In addition, in the event that the debt was refinanced or repaid, it would remain clear as to which portion of the relationship between the hedge and the credit facility would remain intact and which portion would require partial or complete de-designation.

The floating-rate leg of each of the Company’s four interest rate swaps and the variable rate on the senior secured credit facilities are both based on the three-month LIBOR rate. Additionally, the interest rate reset dates of each of the four interest rate swaps and the senior secured credit facilities are the same, which is the seventeenth day of each of the Company’s fiscal quarters. Furthermore, neither instrument contains a cap or a floor, and there are no other basis differences between the swaps and the senior secured credit facilities. Finally, management believes that the likelihood is both assessable and remote that the obligors would default on the swaps. Since each of the four conditions enumerated in DIG Issue No. G7 are met, no ineffectiveness can be assumed. The Company verifies and documents at the end of each of its fiscal quarters any changes in the critical terms of either the credit facility or the interest rate swap agreement, and also assesses and documents at that time whether there have been adverse changes in the risk of default by the counterparties to the hedge.

SEC Comment No. 5:

Please tell us how you considered Rule 3-10 of Regulation S-X in connection with the issuance of the notes disclosed in this footnote (15).

Windstream’s Response No. 5:

As disclosed in Note 15 (page F-67) of our Form 10-K for the fiscal year ended December 31, 2006, certain of the Company’s wholly-owned subsidiaries provide guarantees of the Company’s registered securities. Rule 3-10(a)(1) of Regulation S-X, “Financial statements of guarantors and issuers of guaranteed securities registered or being registered”, states that every issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X. There are five exceptions available to the general rule in paragraph (a), of which the Company has applied the fifth exception detailed in paragraph (f). The guidance in paragraph (f) of Rule 3-10 was applied to these guarantees as more than one of Windstream’s operating subsidiaries guarantees the registered securities issued by the parent company. Given that each subsidiary guarantor is 100% owned by the parent company issuer, and that each guarantee is both full and unconditional as well as joint and several, Rule 3-10(f) allows that the Company’s annual and quarterly reports need not include the financial statements of each of the subsidiary guarantors individually. Paragraph (f)(4) goes on to state that if omitting financial statements for the subsidiary guarantors, the parent company’s financial statements should be filed for the periods specified by Rule 3-01 and Rule 3-02 and include, in a footnote, condensed, consolidating financial information with separate columns for the parent company, the subsidiary guarantors on a combined basis, the remaining subsidiaries on a combined basis, any necessary consolidating adjustments, and the total consolidated amounts. The Company included the financial information required by paragraph (f)(4) in Note 15 (page F-67) of its 2006 Form 10-K. In preparing these condensed, consolidating financial statements, the Company considered and applied the following instruction points under paragraph (i) of Rule 3-10:

(1)	Present financial information following the guidance of Rule 10-01 and in sufficient detail to allow investors to determine the assets, results of operations, and cash flows of each of the consolidating groups.
(2)	The financial information should be audited for the same periods that the parent company financial statements are audited.
(3)	The parent company column should present investments in all subsidiaries under the equity method.
(5)	The subsidiary guarantor column should present investments in non-guarantor subsidiaries under the equity method.
(8)	Disclose that each subsidiary guarantor is 100% owned by the parent company, and that all guarantees are full and unconditional, as well as joint and several.

Mr. Larry Spirgel

United States Securities and Exchange Commission

The Company considered, but did not apply, the remaining instruction points under paragraph (i) as the facts and circumstances of our guarantees were not consistent with the guidance contained therein.

SEC Comment No. 6:

Addressing the relevant accounting literature, tell us how you will account for the split off of the directory publishing business.

Windstream’s Response No. 6:

As disclosed in Note 17 (page F-76), Windstream announced on December 12, 2006 that it would split off its directory publishing business to Welsh, Carson, Anderson & Stowe (“WCAS”), a private equity firm and a Windstream shareholder. Windstream will exchange the publishing business to WCAS in exchange for their outstanding equity interest in Windstream plus $250.0 million in cash to be received from WCAS in the form of a special dividend and debt relief. At the closing of this transaction, the two parties have agreed to enter into an agreement (“the publishing agreement”) whereby Windstream will grant WCAS exclusive rights to the use of the Windstream name and logo in telephone directories published in Windstream service areas for a period of fifty years. Additionally, Windstream will agree to forego all royalty payments that it would have received from WCAS for the use of its name and logo in those directories for the duration of the publishing agreement.

In preparing to account for this pending transaction, which is expected to close in the fourth quarter of 2007, we considered the following issues:

•	Should this transaction be accounted for as a sale?
•	How should the gain be calculated and recognized?

The Company will distribute the publishing business to WCAS in exchange for their outstanding equity interest in Windstream as part of the overall consideration to be received by Windstream in the transaction. As the distribution of the publishing business will be non-pro rata to a specific shareholder, the Company considers this transaction to be structured as a split off of the publishing business. As noted in Paragraph 31 of Emerging Issues Task Force (“EITF”) 01-02, “Interpretations of APB Opinion No. 29” (“EITF 01-02”), “a split off is a transaction in which a parent company exchanges its stock in a subsidiary for parent company stock held by its shareholders.” Paragraph 32 of EITF 01-02 states that “the Task Force reached a consensus that a non-pro rata split off of a segment of a business in a corporate plan of reorganization should be accounted for at fair value.” The Company believes this paragraph implies differentiation between the treatment of split offs, which are accounted for at fair value, and thus receive sale treatment with gains recognized through income, and spin offs, which in paragraph 23 of APB 29, “Accounting for Nonmonetary Transactions”, as well as in EITFs 01-02 and 02-11, “Accounting for Reverse Spin offs”, are recognized at book value and recorded as a dividend distribution in equity. Given the Task Force’s consensus that a non-pro rata split off should be accounted for at fair value, the Company believes that sale accounting treatment is appropriate.

The fair value of the total consideration received will be established on the date that the transaction closes, and will be calculated as the $250.0 million in cash consideration to be received from WCAS plus the market value of the shares of Company stock they relinquish. The market value of these shares was approximately $275.0 million based on the average closing price of Windstream common stock over the five-day trading period ended September 17, 2007, resulting in a total fair value of the consideration of approximately $525.0 million. The recorded book value of the publishing business was approximately $45.0 million at June 30, 2007.

The Company proposes that the pending split off of the publishing business will be a multiple element transaction, with the sale of the business representing one element resulting in gain recognition at the time of sale and the establishment of the publishing agreement representing the other element, which should be considered separately for recognition in the income statement (either up front, over the life of the agreement or some combination of the two). The consideration received from WCAS, would then be apportioned between the different elements of the transaction based on their respective fair values. The Company is still in the process of evaluating the relative fair values of the different elements of this

Mr. Larry Spirgel

United States Securities and Exchange Commission

transaction. In making this determination, the Company considered the guidance in Staff Accounting Bulletin No. 104 (“SAB 104”) by analogy as well as the guidance in Joseph D. McGrath’s, “Remarks Before the 2006 AICPA National Conference on Current SEC and PCAOB Developments”, in which Mr. McGrath discussed accounting for multiple element arrangements outside the area of revenue recognition.

The Company believes that the publishing agreement consists of at least two primary components: Windstream’s provision of its white pages customer listings to WCAS and the exclusive right granted to WCAS to use the Windstream name and logo in telephone directories published in its service area. The Company is still in the process of determining the relative fair values of each component, and is also in the process of assessing whether or not its performance obligations under each component will be fulfilled at the closing in order for delivery to be considered complete. By analogy to SAB 104, the portion of the consideration attributable to any undelivered elements of this transaction will be deferred and recognized into income over the fifty-year life of the publishing agreement, with the objective of reflecting the economic substance of the transaction. The portion of the consideration not attributable to any undelivered publishing agreement components would be recognized at the closing of the transaction as a gain on the sale of the publishing business and is expected to represent a significant portion of the total consideration received in this transaction.

In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call the undersigned at (501) 748-7800.

Respectfully submitted,

/s/ Brent K. Whittington
Brent K. Whittington
Executive Vice President and Chief Financial Officer

Cc:	Sharon Virga, Securities and Exchange Commission
Carlos Pacho, Securities and Exchange Commission
Pierre Alain Sur, Price Waterhouse Coopers
Frank E. Reed, Chair of Windstream Audit Committee
Jeffery R. Gardner, Windstream President and Chief Executive Officer
John Fletcher, Windstream Executive Vice President, General Counsel and Secretary
Tony Thomas, Windstream Controller